Filed by Axalta Coating Systems Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: July 8, 2026

The following presentation was made available to Institutional Shareholder Services in connection with the proposed merger of equals transaction between Axalta Coating Systems Ltd. and Akzo Nobel N.V.:

Axalta + AkzoNobel: Creating a Premier Global Coatings Company July 2026

Important Disclosures General restrictions This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful. This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction, which was published on June 24, 2026. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay. This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person. Additional Information and Where to Find It In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the proposed transaction, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all-sec-filings. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice. Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus relating to the proposed transaction, which was filed with the SEC on June 24, 2026. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Important Disclosures (cont’d) Market data Information provided herein as it relates to the market environment in which each of AkzoNobel and Axalta operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel or Axalta based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. Cautionary Statement Concerning Forward-Looking Statements This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof. Non-GAAP and Non-IFRS Financial Measures This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel’s and Axalta’s management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.

Axalta + AkzoNobel: Creating a Premier Global Coatings Company Axalta has built a best-in-class platform and delivered strong operating performance – but lacks scale and diversification Despite top-tier margins and EBITDA growth, Axalta’s multiple has de-rated Merger combines leading franchises with increased scale to create a stronger value creation platform Brings together complementary portfolios across attractive end-markets with expanded geographic reach, with top tier margins and higher EPS growth than Axalta standalone Compelling transaction terms designed to maximize Axalta shareholder participation in long-term value creation All-stock structure and special cash dividend to AkzoNobel shareholders provides Axalta shareholders with enhanced participation in substantial upside of the combined company via synergy capture, multiple expansion and cyclical recovery Meaningful valuation upside for Axalta shareholders, supported by identified synergies and re-rating potential ~$600m of clear, actionable run-rate cost synergies + greater scale and stronger financial profile support potential re-rate Combined company has the right team and governance framework to oversee value creation Experienced leadership team has a track record of creating value for shareholders – and the combined company will have a U.S.-style, single-tier Board structure, reflecting U.S. governance standards Thorough, Board-led process evaluated a broad range of strategic alternatives including standalone execution Extensive negotiations yielded meaningful improvements for Axalta shareholders, including increased pro forma ownership and balanced governance / leadership

Axalta Is a Best-In-Class Performer – With Limited Scale Impacting Its Standalone Multiple 2022A 2025A Key Takeaways $233m 100-200 bps of expected revenue Revenue $4,884m 2% CAGR $5,117m growth from greater diversification and +5% scale through merger $317m EBITDA $811m 12% CAGR $1,128m Best-in-class execution by +39% 540bp management with proven track record EBITDA Margin 16.6% 2026 A-Plan 22.0% +32% Operational success evidenced by Free $303m significant free cash flow and strong Cash Flow $163m 40% CAGR $466m and flexible balance sheet +185% Net Incl >$500m of (1.5x) Leverage 3.8x share buybacks 2.3x Despite excellent performance, market -39% disconnect persists Share +$2.71 Combination offers more compelling Price1 $25.47 $28.18 path than standalone to maximize value +11% 1 – Share prices as of Dec 30, 2022 and Nov 17, 2025 5

Axalta + AkzoNobel: Two Iconic Industry Leaders Coming Together


Coated by
AkzoNobel




AkzoNobel

Established in **1792**

$11.9B	$1.7B	31,500	125	70
Revenue	Adj. EBITDA	Employees	Manufacturing Sites	R&D Facilities

Interpon · Sikkens · AkzoNobel · International · Dulux

- Strong reputation in Powder, Industrial, Aerospace and Decorative serving a broad range of end-markets
- Sustainability-driven innovation focused on delivering exceptional value to customers

\+

AXALTA

Established in **1866**

$5.1B	$1.1B	12,300	42	21
Revenue	Adj. EBITDA	Employees	Manufacturing Sites	R&D Facilities

Spies Hecker · Standox · Cromax · Imron · AquaEC

- Delivering excellence in Refinish and Automotive OEM coatings partnering with 90,000+ body shops and 14 of Top 15 Global OEMs
- Industry-leading innovations that solve customers' business problems with 23 prestigious R&D awards over the past five years

Note: Financial figures represent 2025A metrics. Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable. AkzoNobel financials converted to USD from EUR at FX rate of 1.13 EUR/USD equivalent to the average exchange rate between 01-Jan-2025 and 31-Dec-25. Non-financial figures as of latest available

6

Combining Leading Franchises to Create a Stronger Value Creation Platform

	AkzoNobel	AXALTA	AXALTA + AkzoNobel
Scale (Revenue)	~$12bn	~$5bn	~$17bn
Adj. EBITDA Margin	14.2%	22.0%	~20.1%
Adj. Free Cash Flow	$0.7bn	$0.5bn	$1.6bn
Net Leverage & Credit Rating	2.0x Baa3 / BBB	2.3x Ba2 / BB+	2.0-2.5x Target IG Rating Commitment
Dividend	€1.98/share	None	Aligned with IG Peers
Listing Venue / Index Inclusion	Euronext Amsterdam / AEX	NYSE / S&P 400	NYSE / S&P 500

Key Takeaways

- **>3x scale** with **100-200 bps** of above-market **revenue growth** expected
- **Complementary** and **diversified portfolio** of leading brands
- Enhanced **geographic** and **commercial reach**
- **Continued delivery** on margin enhancement initiatives
- **Enhanced** free cash flow
- **Low leverage** targeting IG credit rating
- Capital return through **regular dividends**
- **NYSE listed** with opportunity to ultimately join S&P 500 index

Note: Figures represent 2025A metrics. Adj. EBITDA 2025A, inclusive of expected run-rate synergies ($600m); Adj. Free Cash Flow defined as reported Free Cash Flow excluding identified items. Combined Free Cash Flow including synergies (post taxes). Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies.
All Combined Company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable

7

Substantial and Actionable Synergy Opportunity Provides Meaningful Upside

Targeting ~$600m in Identified and Actionable Synergies


~10%
SUPPLY CHAIN
~28%
PROCUREMENT
~17%
FOOTPRINT OPTIMIZATION
~$600m
IN ACTIONABLE SYNERGIES
~45%
SG&A

90% of Synergies to Be Realized by Year 3


~$600m
YEAR 1
YEAR 2
YEAR 3
Total Synergies Realized

The Right Team And Plan To Deliver On Substantial Synergy Opportunity

- Combined company's leadership team has **strong track record of cost optimization**
  - Greg Poux-Guillaume has **overdelivered on cost initiatives** at AkzoNobel – industrial excellence program on track to deliver **~$340m of value by 2027**
  - Chris Villavarayan and Carl Anderson **led execution of Axalta 2026 A-Plan**, resulting in over **$300m in Adj. EBITDA improvement and 22% Adj. EBITDA margins in 2025** – additionally, they delivered **substantial operational improvements** during Meritor tenures
- Integration Management Office **combines capable leadership** to focus on **ensuring timely synergy capture**
- Ongoing integration **planning enhances confidence in $600m synergy target** as a baseline
- Generation of **meaningful revenue synergies from cross-selling opportunities** due to complementary portfolios and geographic footprint is expected

Source: Company Information

8

Significant Cash Generation Supports Strong Financial Profile



Adj. EBITDA (Incl. Synergies)
$bn
Adj. EBITDA Margin
14.9%
18.4%
17.3%
~20.1%
19.6%
$1.1
$2.2
$2.7
$3.4
$4.6
RPM
NIPPON PAINT
PPG
AkzoNobel
AXALTA
SHERWIN WILLIAMS.



Adj. Free Cash Flow (Incl. Synergies)
$bn
$0.7
$0.5
~$0.4
Tax adjusted
$1.6
AkzoNobel
AXALTA
Run-Rate Synergies
Pro-Forma

Source: Company Information
Note: Adj. EBITDA 2025A, inclusive of expected run-rate synergies ($600mm). Adj. Free Cash Flow defined as reported Free Cash Flow excluding identified items. Synergies adjusted for taxes paid. Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable

9

AXALTA

Combined Company Well-Positioned for Multiple Expansion

	PPG	AXALTA + AkzoNobel
Equivalent Scale (2025A Revenues, $bn)	$15.9	$17.0
Higher Adj. EBITDA Margin	17.3%	20.1%
Greater Adj. Free Cash Flow (2025A Adj. FCF, $bn)	$1.2	$1.6
Credit Rating	A3 / BBB+	IG Rating Commitment
Net Leverage Ratio	1.9x	2.0-2.5x Target
Dividend	✓	✓

FV / NTM EBITDA Multiple



Spot
10.9x
9.6x
8.7x
PPG
AkzoNobel
AXALTA



5-Year Average
12.2x
10.5x
9.5x
PPG
AkzoNobel
AXALTA

Significant +2x Re-Rate Potential

- Combined company will be comparable or better than PPG across key performance indicators
- Potential 2x re-rate opportunity if combined company trades in line with PPG
- Potential 2x re-rate would represent at least ~$10/sh in additional value for Axalta shareholders

Note: Figures represent 2025A metrics. Adj. EBITDA 2025A, inclusive of expected run-rate synergies ($600m); Adj. Free Cash Flow defined as reported Free Cash Flow excluding identified items. Combined Free Cash Flow including synergies (post taxes). Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All Combined Company financial figures represent the addition of each company's as reported metrics inclusive of synergies where applicable 1 – Return on Invested Capital = NOPAT / Average invested capital

10

Merger Delivers Potential Superior Value for Axalta Shareholders


+75% potential upside to Axalta shareholders
$34
$10
$10
~$5.70/share for every 1x up-rating (current ~1.3x)[3]
Synergy Capture[1]
+
Re-rate Potential[2]
+
Cyclical Recovery[3]
Current Share Price
Total Value to Axalta Shareholders

+$26/share of incremental upside created by transaction vs. Axalta standalone plan

Source: FactSet as of June 17, 2026 and Company Filings
Note: No assumed synergies captured in current share price. Does not reflect effective discount to Axalta of $0.22/share and premium to AkzoNobel of €0.24/share at fixed €2.5bn equalization payment to reach PF ownership of 45% Axalta SH and 55% AkzoNobel SH. Pre-completion distributions (interim dividends and pre-close dividend) to AkzoNobel SH are discounted to a present value as of 3/31/26 at a 11% cost of equity. Transaction assumed to close December 31, 2026.
1 – Run-Rate Synergies of $600m ramp-up over time per: 25% 2027, 65% 2028, 90% 2029 and 100% from 2030 onwards. Implementation Costs are equal to 1x run-rate and realized over time per: 35% 2027, 45% 2028, 20% 2029. Assumes 9% WACC and 2% PGR. PV of synergies calculated as of 3/31/2026. Figure includes $350m in transaction fees.
2 – Value creation associated with $2.7bn in EBITDA re-rating from blended 9.2x multiple to current PPG multiple of 10.9x.
3 – Based on comparison of spot (as of June 17, 2026) versus 5-year historical average

11

Enhanced Governance Supporting Value Creation Independent, US-Style Board Single-tier Board 9 out of 11 3 out of 11 Elimination of Dutch Stichting Directors will be independent Directors will be new additions Migrating to NYSE Listing as Sole Listing Sole NYSE listing1 S&P 500 potential Dual-headquartered Provides enhanced visibility Opportunity for eventual In Philadelphia and and U.S. capital market access inclusion due to sole NYSE listing Amsterdam 1 – Following a period of dual-listing of about one year on the NYSE and Euronext Amsterdam, shares of the combined company’s common stock will be listed solely on the NYSE 12

Proven Leadership in Place to Deliver On Combination Potential

Experienced Leadership…			…With a Track Record of Value Creation
AXALTA		**Rakesh Sachdev – Chair of the Board** Current Axalta Chair	• Has overseen multiple transformative transactions as Chair of Regal Rexnord, including ~$5bn acquisition of Altra Industrial Motion • As former CEO and CFO of Sigma-Aldrich, led cost improvements in supply chain and corporate functions
AkzoNobel		**Ben Noteboom – Vice Chair of the Board** Current Chair of the Supervisory Board	• Former CEO of Randstad with significant strategy, M&A and integration experience during 10+ year tenure, including ~$5bn acquisition of Vedior
AkzoNobel		**Greg Poux-Guillaume – CEO** Current CEO and Chair of the Board of Management	• Strong track record of cost reduction initiatives at AkzoNobel, including industrial excellence program which is on track to deliver ~$340m of value by 2027 • At Sulzer, overdelivered on cost optimization initiatives, realizing CHF 230m of savings one year ahead of schedule
AXALTA		**Chris Villavarayan – Deputy CEO** Current Axalta CEO	• As Axalta CEO and CFO, led design, implementation and execution of Axalta 2026 A-Plan, resulting in over $300m in Adj. EBITDA improvement and 22% Adj. EBITDA margins in 2025, record diluted EPS, stronger free cash flow and lower leverage • As CEO and CFO of Meritor, delivered substantial operational improvements through M2019 initiative (doubling EPS) and M2022 plan (cash conversion gains) – and later sold the company to Cummins, resulting in a ~50% premium to then-current trading level
AXALTA		**Carl Anderson – CFO** Current Axalta CFO	

13

AXALTA

Experienced Board With Skills and Expertise to Oversee Execution

Board of Directors Designees



Rakesh Sachdev — *Chair of the Board* (AXALTA)



Ben Noteboom — *Vice Chair of the Board* (AkzoNobel)



Greg Poux-Guillaume — *CEO* (AkzoNobel)



Chris Villavarayan[1] — *Deputy CEO* (AXALTA)



Jan Bertsch — *Former SVP & CFO, Owens-Illinois* (AXALTA)



Jaska de Bakker — *Former CFO, FrieslandCampina* (AkzoNobel)



Wouter Kolk — *Senior Advisor, McKinsey* (AkzoNobel)



Kevin Stein — *Former President & CEO, TransDigm Group* (AXALTA)

Three additional independent, non-executive directors to be designated by Axalta and AkzoNobel acting jointly

Right Mix of Skills and Experience


Industry Experience
4
Executive Leadership
8
Public Board Experience
7
Global Business
8
Capital Allocation
6
M&A
7
Finance / Accounting
6
Governance
8
Cybersecurity
3

1 – Following closing, the Deputy CEO transition arrangement will result in the future appointment of Axalta's current CFO Carl Anderson as Executive Director after the agreed transition period of six months

14

Thorough Process and Negotiations Maximized Value for Shareholders Process Highlights • Axalta’s Board regularly evaluates strategic alternatives to deliver more value for shareholders • Axalta and AkzoNobel have discussed a potential combination dating back to 2017, given strong strategic logic • Most recent talks began in April 2024 and continued on and off for more than a year • Explored a range of structures to create the best framework for value creation • Extensive negotiations across a number of key deal terms including governance structure, board composition, leadership roles, domicile, listing structure and shareholder protections • Final agreement struck a balance between both organizations while establishing a strong foundation for value creation • Axalta’s Board was involved at every step of the process and considered the deal against other strategic alternatives, including standalone execution

Industry Experts Support the Axalta + AkzoNobel Merger

"The upcoming merger with AKZA should provide **scale and diversification across several end-markets**, leading to a **more resilient portfolio across cycles**."

– Citi (6/4/26)

"We estimate the Akzo deal could be **25% accretive to standalone AXTA EPS by 2030** with an NPV of $1.3bn to AXTA (even with conservative stance to synergy capture). This **accretion could be compounded by a higher multiple**, which we would see as reasonable given the **pro forma merits**."

– BofA Securities (5/27/26)

"We suspect there is **upside to [the $600MM] synergy number**, and note the combined company could also realize some **revenue synergies and potential multiple re-rating**."

– Seaport (11/20/25)

"...the medium-term story is compelling. We see a realistic $4.6bn/€4bn NPV of cost synergies, which **based on prior transactions and self-help execution from both leadership teams, seems both logical and credible. There is also an obvious re-rating path to a PPG multiple** given very comparable portfolio compositions and profitability profiles (without full synergy capture)."

– BNP Paribas (11/19/25)

"Paper for paper is a smart way to create global coatings powerhouse. **Strategically a good step to become a stronger powerhouse in global coatings.** The potential for tangible synergies should be there."

– Degroof Petercam (11/18/25)

"**We view the proposed transaction as a strategic positive**... We believe the market leadership position gained via the proposed transaction in both US and European geographies would create **better long-term growth potential** in these developed markets via **scale and branding opportunities** as well as **enhanced stock liquidity**."

– Goldman Sachs (11/18/25)

Source: Wall Street research

16

AXALTA

Axalta + AkzoNobel: Creating a Premier Global Coatings Company 1 Axalta has built a best-in-class platform and delivered strong operating performance 2 Merger combines leading franchises with increased scale to create a stronger value creation platform 3 Compelling transaction terms designed to maximize Axalta shareholder participation in long-term value creation 4 Meaningful valuation upside for Axalta shareholders, supported by identifiable synergies and re-rating potential 5 Combined company has the right team and governance framework to oversee value creation 6 Thorough, Board-led process evaluated a broad range of strategic alternatives including standalone execution Meaningful synergy capture and potential for multiple expansion unlocks significant potential upside for Axalta shareholders